SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares, no nominal value

(Title of Class of Securities)

IT0003497168**

(CUSIP number)

Cassa depositi e prestiti S.p.A.

Via Goito, 4

00185 Rome, Italy

+39 06 42211

with a copy to:

Ettore Santucci, Esq.

James Matarese, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

617-570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Ordinary Shares do not have a CUSIP number. The ISIN number for the Ordinary Shares is IT0003497168

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cassa depositi e prestiti S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,493,750,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,493,750,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

The aggregate percentage of the Ordinary Shares reported owned by the person named herein is based upon 15,203,122,583 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of September 30, 2018 as reported in the Issuer’s Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on November 28, 2018.

This Amendment No. 2 (this “Amendment”) to Schedule 13D (as amended to date, the “Schedule 13D”) is being filed by Cassa depositi e prestiti S.p.A. (the “Reporting Person” or “CDP”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CDP used approximately €1,054,290,802 (including brokerage commissions) of its working capital in the aggregate to purchase the Ordinary Shares reported in this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) – (b)

As of the date of this report, CDP beneficially owns 1,493,750,000 Ordinary Shares, representing approximately 9.8% of the Issuer’s Ordinary Shares based upon 15,203,122,583 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of September 30, 2018 as reported in the Issuer’s Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on November 28, 2018.

With respect to the persons referenced in Item 2 above, to the best of CDP’s knowledge, as of the date hereof, no such person beneficially owns Ordinary Shares of the Issuer.

(c)

Except for the transactions described in the Schedule 13D, including those set forth on Schedule I, during the past 60 days there have been no other transactions in the securities of the Issuer effected by CDP or, to the best of CDP’s knowledge, the persons or entities referenced in Item 2 of the Schedule 13D.

All other information contained in Item 5 of the Schedule 13D remains unchanged.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 15, 2019

CASSA DEPOSITI E PRESTITI S.p.A.

By:	/s/ Maurizio Dainelli
Name:	Maurizio Dainelli
Title:	Authorized Signatory

Schedule I

TRANSACTIONS IN ORDINARY SHARES BY THE REPORTING PERSONS

The following table sets forth all transactions relating to the Ordinary Shares effected by the Reporting Person in the past sixty days that have not been previously reported on Schedule 13D. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Trade Date	Number of Ordinary Shares Bought (Sold)	Average Price (€) Per Share
03/11/2019	71,000,000	0.5566
03/12/2019	38,000,000	0.5447
03/13/2019	21,000,000	0.5209
03/14/2019	15,500,000	0.5299
03/15/2019	26,000,000	0.5362